November 18, 2005

Ms. Pamela A. Long
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
Station Place
100 F Street, N.E.
Washington, DC 20549-7010

Re:	Revlon, Inc. Registration Statement on Form S-3 Filed October 4, 2005 File No. 333-128815

Dear Ms. Long:

On behalf of our client, Revlon, Inc. (the "Company"), enclosed please find four copies of Amendment No. 1 ("Amendment No. 1") to the Registration Statement on Form S-3 (the "Registration Statement") which was filed today via EDGAR with the Securities and Exchange Commission (the "Commission"). Also enclosed are four copies of Amendment No. 1 marked to show changes from the Registration Statement filed with the Commission on October 4, 2005. The changes in Amendment No. 1 include those made in response to the comments of the staff of the Commission (the "Staff") set forth in your letter dated November 1, 2005 (the "Comment Letter").

Set forth below are the Company's responses to the comments raised in the Comment Letter. For the convenience of the Staff, each comment in the Comment Letter is reprinted in bold and italics and is followed by the corresponding response of the Company. Unless otherwise indicated, page numbers in the responses refer to pages of Amendment No. 1. Capitalized terms used but not defined herein shall have the meanings ascribed to them in Amendment No. 1.

Registration Fee Table

1.	Please clarify in footnote 1 that any shares issued under this indeterminate amount will be counted against the $250 million of securities that Revlon is registering.

In response to the Staff's comment, footnote 1 to the fee table has been revised.

Cover Page (Cover Page and Page 1 of Amendment No. 1)

2.	We note your disclosure that "[a] prospectus supplement may also add, update or change information contained in this prospectus." Please revise, as a prospectus supplement may not contradict, modify or replace information in the prospectus. Please make similar revisions in the first paragraph under "About this Prospectus" on page 1.

In response to the Staff's comment, the cover page and page 1 of Amendment No. 1 have been revised.

Where You Can Find More Information, page 2 (Page 2 of Amendment No. 1)

3.	Specifically identify and incorporate by reference the company's annual report on Form 10-K for the year ended December 31, 2004 which was filed with the SEC on March 10, 2005 as required by Item 12(a)(1) of Form S-3.

As noted in the explanatory note that appears between the cover page and page 1 of the Company's Annual Report on Form 10-K/A for the year ended December 31, 2004 which was filed with the Commission on April 13, 2005 (the "Form 10-K/A"), the Company respectfully submits that the Form 10-K/A amended and restated in its entirety the Company's Annual Report on Form 10-K for the same period, which was filed with the Commission on March 10, 2005 (the "Form 10-K"), and thus satisfies Item 12(a)(1) of Form S-3. The Company believes incorporating both the Form 10-K/A and the superseded Form 10-K would be potentially confusing to investors and, since the Form 10-K/A includes all of the disclosure that was included in the Form 10-K as amended and restated, would be unnecessary.

Description of Securities, page 5 (Page 5 of Amendment No. 1)

4.	The staff notes that the specific terms of the securities to be issued are not specified in the registration statement. If the terms of the securities to be offered under a future prospectus supplement to the registration statement are novel or unique, we intend to review and, if appropriate, comment on the disclosure. If the registrant contemplates such an offering and wishes to furnish to the staff, supplementally, draft copies of the 424(b) prospectus prior to its use (to the attention of the undersigned), the staff will review the material on an expedited basis.

We thank you for your offer to review any such material on an expedited basis. The Company does not currently anticipate that the terms of the securities to be offered under a future prospectus supplement will be novel or unique.

5.	We note the use of Rule 415 and Rule 430A undertakings. Please submit a copy of the prospectus supplement for any immediate takedown. Also, the registrant should specify in its acceleration request the amount of securities that will be offered on a delayed basis. Please revise or advise, as appropriate.

The Company acknowledges the Staff's view of immediate takedowns. The Company does not anticipate undertaking an immediate takedown or offering securities on a delayed basis at the time it will seek to accelerate the effectiveness of the Registration Statement.

6.	In the third paragraph under "Preferred Stock" on page 7, you state that the prospectus supplement will state "the terms and conditions, if applicable, upon which the preferred stock being offered will be convertible into Revlon Class A common stock . . .. or other securities . . .". Please note that the securities underlying convertible securities must be registered on the registration statement if the securities are convertible within one year from the date of their issuance. In this regard, please identify what the "other securities" will be and revise footnote (1) to the fee table accordingly. Descriptions of the underlying securities should be included in the registration statement.

The Company acknowledges the Staff's comment and does not intend that preferred stock convertible into any security which is not specifically identified in the Registration Statement will be convertible within one year from the date of the issuance of such Preferred Stock. The reference to "other securities" is included in the "Description of Preferred Stock" to provide the Company with the flexibility to offer preferred stock that is convertible either into the securities identified in the Registration Statement (for example, warrants) at any time, or, after one year, convertible into such other securities as the Company may determine in the future. The Company has revised page 8 of Amendment No. 1 in response to the Staff's comment.

7.	We also note the disclosure in the fourth bullet on page 8 concerning the exchange of preferred stock for debt securities of Products Corporation. Please also note that the exchange of outstanding securities for securities to be offered through this prospectus is not permitted on Form S-3. In this regard, please see the transactions requirements in Part I.B. to the general instructions to Form S-3.

Please advise us concerning this exchange. We may have further comment based on your response.

In response to the Staff's comment, the Company has revised page 8 of Amendment No.1 to delete all references to the exchange of preferred stock for debt securities of Products Corporation.

8.	Similarly, under "Description of Warrants" on page 9, you state that Revlon may issue warrants to purchase Revlon Class A common stock or preferred stock or "other securities". Warrants sold with other securities may be attached to or separate from the other securities. All securities issuable upon exercise of the warrants must be registered if the warrants are exercisable with one year from the date of issuance. For the "other securities" that may be attached to the warrants, the staff notes that all classes of securities being registered should be specifically identified. The reference to "other securities" should be deleted or modified to refer specifically to other securities registered under this registration statement.

The Company acknowledges the Staff's comment and does not intend that warrants exercisable for any security which is not specifically identified in the Registration Statement will be exercisable for such securities within one year from the date of the issuance of such warrants. The reference to "other securities" is included in the "Description of Warrants" to provide the Company with the flexibility to offer warrants that are exercisable either for the securities identified in the Registration Statement (for example, Revlon Class A common stock) at any time, or, after one year, exercisable for such other securities as the Company may determine in the future. The Company has revised page 9 of Amendment No. 1 in response to the Staff's comment.

Plan of Distribution, page 12 (Page 12 of Amendment No. 1)

9.	We note the discussion of remarketing in the fifth paragraph on page 13. Depending on the level of involvement by the issuer or its affiliates in the remarketing, any offers or sales under such an arrangement may require registration under the Securities Act. If the issuer would prefer that we express our view now on this issue, provide us information about the procedures that will be used and the participants in the offered securities remarketing, including the role of Revlon or its affiliates, if any.

The Company acknowledges that, depending upon the level of involvement by the Company or its affiliates, any offers or sales pursuant to a remarketing arrangement may require registration under the Securities Act. The Company hereby supplementally advises the Staff that it has no present plans to offer or sell securities in a remarketing.

10.	Disclosure in the sixth paragraph on page 13 states that the company may authorize underwriters, dealers or agents to solicit offers by certain purchasers to purchase securities from the company at the public offering price set forth in the applicable prospectus supplement pursuant to delayed delivery contracts providing for payment and delivery on a specified date in the future. With respect to the delayed delivery contracts, please supplementally (i) describe any terms and conditions, and (ii) confirm whether the terms and conditions will cause the company's counsel to conclude that the delayed delivery contracts are securities within the meaning of Section 2(a)(1) of the Securities Act of 1933, as amended.

The Company hereby supplementally advises the Staff that any delayed delivery contracts, when issued, will include definite fixed price and quantity terms and will provide that the obligations of each purchaser pursuant to the delayed delivery contracts will not be subject to any market outs or other conditions other than compliance with applicable law and, in the event that the underlying securities are also being sold to underwriters, the condition that those securities are in fact sold to those underwriters. Accordingly, the Company does not believe that the terms and conditions of any such delayed delivery contracts would cause such delayed delivery contracts to be considered securities within the meaning of Section 2(a)(1) of the Securities Act.

Exhibit 5.1 - Legal Opinion

11.	We note the assumption contained in paragraph 1(v) on page 4, which is also used similarly in the other opinions concerning the other securities to be registered. Please tell us what is meant by "duly established." In addition, since counsel must opine that the securities when sold, will be legally issued fully paid and nonassessable, the entire provision in paragraph 1(v) appears overly broad.

Please tell us the basis for this assumption. We may have further comment based on your response.

In response to the Staff's comment, we respectfully submit that in order for the Company to legally issue stock in accordance with the Delaware General Corporation Law ("DGCL"), including

Sections 152 and 153, such issuance must be duly authorized by the Company's board of directors or a committee thereof, which must determine, among other things, the consideration and number of shares to be issued and other terms thereof. The issuance must also comply with any restrictions on the issuance and/or sale of stock contained, at the time of issuance, in the Company's charter or by-laws. Such an analysis by the board or a committee thereof, particularly under Sections 152 and 153 of the DGCL as to the form and amount of consideration, goes to the question of whether the stock will be duly authorized, fully paid and non-assessable. These actions by the board or a committee thereof will, of necessity, occur in the future at the time of issuance and therefore we do not believe the assumption is overly broad.

12.	We also note the phrase "or upon due conversion, exercise or exchange of any Warrants, Preferred Stock, or Subscription Rights or pursuant to any Stock Purchase Contracts or Stock Purchase Units" used in paragraph 1(vi) and similarly throughout the other opinions concerning the other securities to be registered. Given that counsel must opine that the securities, when sold, will be legally issued, fully paid and nonassessable, this provision appears confusing. Please revise to clarify or delete.

This phrase addresses the fact that common stock and other securities may be issued if such common stock or securities (i) are directly sold or (ii) are issued upon the conversion, exercise or exchange of any warrants, preferred stock or subscription rights or pursuant to stock purchase contracts or stock purchase units. We respectfully submit that deleting this language would inappropriately limit our opinion as to the situation described in clause (ii) of this response as it would not adequately describe the issuance of securities described therein.

Forms 8-K filed March 8, 2005, May 6, 2005 and August 4, 2005

13.	We note that your year-end and quarterly earnings releases include the following non-GAAP measures: Adjusted EBITDA; Adjusted EBITDA, excluding restructuring costs and growth plan charges; and Operating Income, excluding restructuring costs, additional consolidation costs and growth plan charges. We have the following comments related to these measures:

•	We read in the footnotes to your March 8, 2005 press release that these metrics are useful to your company and investors in understanding your financial operating performance. Please tell us more specifically how management uses each of these measures to assess your company's performance. In this regard, we note that these measures are not used for segmental evaluation since your company only has one segment.

•	It is not clear to us why your current non-GAAP measures would be meaningful to investors. Please advise. If management does not use these measures for internal reporting or evaluation purposes, we would struggle to understand why you believe that it is more meaningful to present these measures to your investors than it would be to present EBITDA, operating income or net income/loss.

•	We further note that your fiscal year 2005 quarterly earnings releases only present Adjusted EBITDA. Please tell us if you plan to present the other non-GAAP measures seen in your March 8, 2005 press release in future filings. If so, please help us to understand why you believe it is useful to present two differently calculated Adjusted EBITDA measures. It appears that the use of a single Adjusted EBITDA measure might be less confusing to your investors.

•	If you present these non-GAAP measures in future earnings releases, please revise your disclosures to address each of the above points.

In the interest of clarity, the Company respectfully notes that the Forms 8-K which are the subject of this comment were furnished pursuant to Item 2.02 of Form 8-K and not filed by the Company and, accordingly, are not incorporated by reference into the Registration Statement.

In response to the Staff's comments in the first and third bullet above, the Company respectfully believes that the exclusion of restructuring costs, additional consolidation costs and growth plan charges from both Adjusted EBITDA and Operating Income for 2004 provides investors with a more meaningful comparison of our 2004 to 2003 results than would be available based upon GAAP measures, either alone or in conjunction with only Adjusted EBITDA without the above exclusions, for the reasons stated below.

As described in the Form 10-K/A, the Company's business plan consists of three main components: (1) the cost rationalization phase; (2) the stabilization and growth phase; and (3) the continued growth momentum and accelerated growth phase. Phase 1 of the plan was largely completed by the end of 2001. Phase 2 of the plan, as described in the Form 10-K/A, consisted of the Company conducting detailed evaluations and research of (i) the strengths of the Revlon brand and the Almay brand; (ii) the Company's advertising and promotional efforts; (iii) the Company's relationships with the Company's retailers and consumers; (iv) its retail in-store presence; and (v) the strength and skills of the Company's organization.

As disclosed in the Form 10-K/A, in December 2002, the Company announced that it would accelerate aspects of the implementation of Phase 2 of its plan. The Company recorded charges of approximately $104 million in 2002 and approximately $31 million during 2003 related to various aspects of the stabilization and growth phase of the Company's plan, primarily from sales returns and inventory writedowns from a selective reduction of stock keeping units, reduced distribution of the Ultima II brand, higher allowances due to selective price adjustments on certain products, professional expenses associated with the development of, research in relation to, and execution of the stabilization and growth phase of the Company's plan, and writedowns associated with reconfiguring existing wall displays at the Company's retail customers. These charges did not include brand support expenses and training and development costs.

In addition to these growth plan charges, the Company incurred certain restructuring charges in 2003 and 2004 for employee severance and other personnel benefits in connection with realignments within several departmental functions and international operations. Accordingly, the Company believes that it was appropriate to exclude these items from Adjusted EBITDA and Operating Income during these periods in order to provide investors with a more meaningful understanding of the Company's ongoing operations and to make the comparisons more transparent.

The Company believes that failing to exclude such growth plan and restructuring charges from 2003 Adjusted EBITDA would make the comparison to 2004 Adjusted EBITDA potentially misleading as it would have shown an increase from $122.2 million in Adjusted EBITDA in 2003 to $192.8 million in 2004; rather than the increase from $156.7 million in 2003 to $198.6 million in 2004 with growth plan and restructuring charges excluded. The Company viewed these charges as unusual and infrequent in nature in that they were specifically related to a major change in aspects of its strategy which would not be part of the steady state operations of its business.

In its fiscal year 2005 quarterly earnings releases, the Company has only presented Adjusted EBITDA and has not presented Adjusted EBTIDA excluding restructuring costs and growth plan charges or Operating Income, excluding restructuring costs, additional consolidation costs and growth plan charges because the Company has not had growth plan charges or consolidation and restructuring costs of a material nature in 2005. Although the Company evaluates on a continuous basis how to most clearly and meaningfully disclose its financial results and may make adjustments to its current practices in the future as needed, the Company does not currently intend to present non-GAAP measures other than Adjusted EBITDA in future earnings releases.

In response to the Staff's comment in the second bullet above, the Company sought in its November 3, 2005 earnings release to provide a comprehensive explanation of why Adjusted EBITDA is useful to investors and the Company and how the Company uses it to evaluate its performance. As disclosed in the November 3, 2005 earnings release, the Company's management utilizes Adjusted EBITDA as an operating performance measure in conjunction with GAAP measures, such as net income and gross margin calculated in accordance with GAAP. The Company's management uses Adjusted EBITDA as an integral part of its reporting and planning processes and as one of the primary measures to, among other things:

(i)    monitor and evaluate the performance of the Company's business operations;

(ii)    facilitate management's internal comparisons of the Company's historical operating performance of its business operations;

(iii)    facilitate management's external comparisons of the results of its overall business to the historical operating performance of other companies that may have different capital structures and debt levels;

(iv)    review and assess the operating performance of the Company's management team and as a measure in evaluating employee compensation and bonuses;

(v)    analyze and evaluate financial and strategic planning decisions regarding future operating investments; and

(vi)    plan for and prepare future annual operating budgets and determine appropriate levels of operating investments.

As noted in the Company's November 3, 2005 earnings release, the Company's management believes that Adjusted EBITDA is useful to investors to provide them with disclosures of the Company's operating results on the same basis as that used by the Company's management. Additionally, the Company's management believes that Adjusted EBITDA provides useful information to investors about the performance of the Company's overall business because such measure eliminates the effects of unusual or other infrequent charges that are not directly attributable to the Company's underlying operating performance. Further, the Company's management believes that including such non-GAAP measure in its earnings releases provides consistency in its financial reporting and continuity to investors for comparability purposes. Accordingly, the Company believes that the presentation of Adjusted EBITDA, when used in conjunction with GAAP financial measures, is a useful financial analysis tool, used by the Company's management as described above, that can assist investors in assessing the Company's financial condition, operating performance and underlying strength. Also, while EBITDA is defined differently than Adjusted EBITDA for the Company's credit agreement, certain financial covenants in its borrowing arrangements are tied to similar measures. In accordance with Regulation G and the Division of Corporate Finance's Accounting Disclosure Rules and Practices Training Material, the Company provides a full reconciliation with line by line adjustments of Adjusted EBITDA to net income/(loss), its most directly comparable GAAP measure, and provides detailed textual disclosure of the adjustments it makes to EBITDA.

In response to the Staff's comment in the fourth bullet above, the Company notes that the disclosure in its November 3, 2005 earnings release was revised to address the Staff's comments. The Company's future earnings releases will be consistent with the revised disclosure used in the November 3, 2005 earnings release.

*    *    *    *

If you have any questions regarding the responses to the comments of the Staff, or require additional information, please contact the undersigned at (212) 735-3497.

Very truly yours,
/s/ Stacy J. Kanter

cc:	Mr. Robert K. Kretzman, Revlon, Inc.